5
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)




                         Northeast Indiana Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   664196 10 2
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                                 (CUSIP Number)


                                 Stephen E. Zahn
              648 North Jefferson Street, Huntington, Indiana 46750
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 664196 10 2

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Stephen E. Zahn
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      [ ]

          (b)      [X]

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     3.   SEC Use Only

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          Source of Funds
     4.
          PF

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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     6.   Citizenship or Place of Organization
          USA

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                        Sole Voting Power
                  7.
                        150,819
                  --------------------------------------------------------------
Number of               Shared Voting Power
Shares Bene-      8.
ficially by             8,952
Owned by Each     --------------------------------------------------------------
Reporting Person        Sole Dispositive Power
With              9.
                        103,453
                  --------------------------------------------------------------
                        Shared Dispositive Power
                  10.
                        8,952
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          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          171,501
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    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       [ ]

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          Percent of Class Represented by Amount in Row (11)
    13.
          11.1%
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    14.   Type of Reporting Person (See Instructions)

          IN
                                       2

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Northeast Indiana Bancorp, Inc. ("NEIB"), located at 648 North Jefferson Street, Huntington, Indiana 46750.

Item 2. Identity and Background

The name and address of the person filing this statement is Stephen E. Zahn, 648 North Jefferson Street, Huntington, Indiana 46750. Mr. Zahn is the Chairman of the Board, President and Chief Executive Officer of NEIB and its subsidiary First Federal Saving Bank at the address stated above. During the last five years, Mr. Zahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

Mr. Zahn has acquired beneficial ownership of 171,501 shares of Common Stock as follows: (All shares adjusted for the 10% stock dividends on both November 23, 1998 and November 22, 1999)

(i) 36,634 shares purchased with personal funds for an aggregate purchase price of $356,266 of which 8,471 shares have been moved to the Stephen E. Zahn Trust;

(ii) 23,011 shares allocated to Mr. Zahn's ESOP account;

(iii) 26,403 shares awarded to Mr. Zahn through the Company's Recognition and Retention Plan, of which all shares have vested, of which 10,561 have been moved to the Stephen E. Zahn Trust and 5,281 were forfeited by Mr. Zahn in connection with the creation of the Shareholder Benefit Plan;

(iv) 60,565 options granted to Mr. Zahn through the Company's Stock Option Plan exercisable within 60 days of the filing of this Schedule 13D;

(v) 4,673 shares owned by Mr. Zahn's spouse;

(vi) 2,396 shares acquired at Mr. Zahn's election through his 401(k) account by the plan administrator.

(vii) 18,150 shares inherited from the estate of William E. Zahn have been moved to the Stephen E. Zahn Trust; and

(viii) 4,950 shares were acquired by exercising 4,950 options using personal funds for an aggregate purchase price of $52,866. These shares are jointly held by Mr. and Mrs. Zahn.

Item 4. Purpose of Transaction

All of the shares purchased and/or acquired by Mr. Zahn are for investment purposes. Mr. Zahn may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of NEIB for investment or dispose of shares of NEIB. As President and Chief Executive Officer, Mr. Zahn regularly explores potential actions and transactions which may be advantageous to NEIB, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of NEIB.

Except as noted above, Mr. Zahn has no plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of NEIB, or the disposition of securities of NEIB;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NEIB or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of NEIB or any of its subsidiaries;

(d) any change in the present Board of Directors or management of NEIB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of NEIB;

(f)  any other material change in NEIB's business or corporate structure;

(g) changes in NEIB's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NEIB by any person;

(h) causing a class of securities of NEIB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of NEIB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Zahn for the purpose of this statement is 171,501 shares (including the right to acquire 60,565 shares) representing 11.1% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

(1) 150,819 shares over which Mr. Zahn has sole voting power;

(2) 20,682 shares over which Mr. Zahn shares voting power with his spouse, Alyce
M. Zahn,
who's address is 5000 West 600 North, Huntington, Indiana 46750. Mrs.
Zahn does not work outside of the home. Mrs. Zahn has purchased these shares with personal funds. During the last five years, Mrs. Zahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

Mrs. Zahn is a citizen of the United States of America.

(3) 127,808 shares over which Mr. Zahn has sole dispositive power;

(4) 20,682 shares over which Mr. Zahn has shared dispositive power with his spouse, Alyce M. Zahn. (see paragraph (2)).

No transactions involving Mr. Zahn's beneficial ownership of Common Stock were effected in the past sixty days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Zahn.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zahn and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Zahn is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to Be Filed as Exhibits

         None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2003
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Date


/s/ Steven E. Zahn
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Signature


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Steven E. Zahn
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Name/Title
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Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)